Exhibit 99.7

2017–18 First Quarter

Fiscal Update and

Economic Statement

August 2017

2017–18 First Quarter Fiscal Update and Economic Statement

Table of Contents

2017–18 FIRST QUARTER HIGHLIGHTS	3

2017–18 FIRST QUARTER FISCAL UPDATE

Fiscal Plan Highlights	4

Fiscal Plan Summary	4

Revenue and Expense Highlights	5

Assets and Liabilities	6

Balance Sheet Summary	6

Revenue	7

Operating Expense by Ministry	8

Disaster / Emergency Assistance Expense	8

Inventory Consumption Expense	8

Capital Amortization Expense	9

Debt Servicing Costs	9

Inventory Acquisition	9

Contingency Account	10

2017–18 Financing Requirements	10

Capital Plan Highlights	11

Capital Plan Summary	11

ECONOMIC OUTLOOK

Economic Growth Exceeds Expectations	12

Key Energy and Economic Assumptions	14

REPORTING METHODOLOGY AND LEGISLATIVE COMPLIANCE	15

NOTE: Amounts presented in tables may not add to totals due to rounding.

ADDITIONAL COPIES OF THIS REPORT

may be obtained by visiting our website at:

www.finance.alberta.ca/publications/budget/index.html

2017–18 FIRST QUARTER HIGHLIGHTS

Economy growing faster than expected;

deficit on track

Economic Recovery

Alberta’s economy continues to recover from the oil price shock and growth in the first several months of 2017 has surpassed expectations.

∎	Real GDP growth has been revised up to 3.1%, from the 2.6 % forecast at budget (see Figure 1).

∎	Alberta added almost 17,000 jobs in the first seven months. Employment is now forecast to grow by 1.3% in 2017, up from the budget forecast of 0.9%, and employment is shifting from part-time to full-time.

∎	Strength is being seen across several sectors of the economy - retail sales, housing starts, wholesale trade, manufacturing shipments and non-energy exports have all increased.

Lower Government Revenue

Despite the economic recovery, government continues to manage a challenging fiscal situation with revenue that is lower than expected.

∎	Lower-than expected oil prices have reduced the forecast for non- renewable resource revenue, which is down $377 million from budget. The decrease was partly offset by an improved light-heavy crude differential.

∎	Lingering effects of the economic downturn have pulled personal income tax down. Personal income tax revenue is now forecast to be $312 million lower than budget.

Managing Government’s Finances

Despite a drop in forecast revenue,

government continues to maintain the $10.5 billion deficit that was forecast in Budget 2017.

∎   Operating expense growth is in line with budget. Its growth of 2.3% is well below the growth in population and inflation of 3.3%.

∎   In-year savings to be achieved has increased to $400 million. Government expense continues to be reviewed to find efficiencies and savings while protecting vital programs Albertans rely on.

∎   $250 million of the budgeted risk adjustment is being used, as per its intended purpose. The risk adjustment was included in budget as a contingency in anticipation of the risks associated with Alberta’s volatile revenue.

∎   Government borrowing for the Fiscal Plan and the Capital Plan is $2.5 billion lower than forecast.

2017–18 FIRST QUARTER FISCAL UPDATE

Fiscal Plan Highlights

A deficit of $10.5 billion is forecast for 2017-18, in line with the estimate in Budget 2017. A decline in forecast revenue has been offset by using the risk adjustment, as intended, and increasing the in-year savings to be achieved.

Total revenue is now forecast to be $44.4 billion, $648 million lower than budget, due primarily to lower oil prices and prolonged impacts from the economic downturn on income taxes.

Total expense of $54.7 billion is forecast, a decrease of $357 million from budget:

∎	Operating expense is forecast to be $298 million lower. The estimate for in-year savings has been increased by $200 million, and Climate Leadership Plan expense is forecast to decrease by $100 million due primarily to reporting some of the 2017-18 household rebates in 2016-17 expense, per accounting standards.

∎	Other expense is forecast to be a net $59 million lower, primarily from lower capital grants and 2013 flood support. An increase in Alberta Capital Finance Authority debt servicing costs is partly offset by a decrease in Fiscal Plan and Capital Plan debt servicing costs, from reduced forecast borrowing.

The Capital Plan in 2017-18 is forecast at $8.8 billion, a decrease of $398 million from budget, due primarily to re-profiling of school and health facilities projects to future years.

Direct borrowing for the Fiscal Plan is estimated at $4.9 billion in 2017-18, $1.6 billion lower than budget, due mainly to an additional $2.4 billion in cash from final 2016-17 year-end results partly offset by a $0.8 billion net increase in 2017-18 cash requirements. Borrowing for the Capital Plan is forecast at $5 billion, $0.9 billion lower than budget, due to $0.5 billion in additional cash from 2016-17 results and $0.4 billion lower spending forecast for 2017-18.

FISCAL PLAN SUMMARY

(millions of dollars)

Income Statement	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget[a]	Forecast	Budget
Revenue
Income tax revenue	14,532	15,095	14,730	(365)
Other tax revenue	5,649	6,667	6,560	(107)
Non-renewable resource revenue	3,097	3,754	3,377	(377)
Other revenue	19,126	19,506	19,707	201
Total Revenue	42,404	45,022	44,374	(648)
Expense
Operating expense (net of in-year savings)	44,772	46,010	45,812	(198)
Climate Leadership Plan operating expense	1,379	868	768	(100)
Disaster assistance (with operating 2013 flood support)	481	233	211	(22)
Wood Buffalo Disaster Recovery Program	710	2	2	-
Capital grants (including 2013 flood support)	2,159	3,302	3,260	(42)
Climate Leadership Plan capital grants	2	68	69	1
Amortization / inventory consumption / disposal losses	3,210	3,375	3,374	(1)
General debt servicing costs	438	619	639	20
Capital Plan debt servicing costs	580	779	764	(15)
Pension provisions	(543)	(237)	(237)	-
Total Expense	53,188	55,019	54,662	(357)
Risk Adjustment	-	(500)	(250)	250
Surplus / (Deficit)	(10,784)	(10,497)	(10,538)	(41)

Capital Plan
Capital grants	2,159	3,302	3,260	(42)
Capital investment	4,412	5,659	5,303	(356)
Climate Leadership Plan (capital grants)	2	68	69	1
Climate Leadership Plan (capital investment)	5	146	145	(1)

Total Capital Plan	6,578	9,175	8,777	(398)

[a]	Budget revenue has been increased by $7 million, and budget operating expense has been increased by $160 million, to correct for consolidation adjustments eliminating those amounts incorrectly.

2017–18 First Quarter Fiscal Update and Economic Statement

Revenue and Expense Highlights

Total Revenue is forecast to be

$44.4 billion, $648 million lower than estimated in Budget 2017.

∎	Resource revenue has decreased $377 million, to $3.4 billion, due mainly to a reduced oil price forecast resulting from higher-than-expected US supply growth and production return from Libya and Nigeria, countries exempted from the OPEC deal on production cuts, and to a higher US-Canadian dollar exchange rate. These are partially offset by a lower forecast for the light-heavy differential, caused mainly by reduced global heavy oil production as OPEC members have emphasized decreasing heavier crudes for supply restraint, and to local supply disruptions. While natural gas prices have also weakened, lower processing costs and slightly higher by-product royalties have more than offset the revenue impact. Land lease sales revenue has increased due to higher number of hectares and higher bid prices per hectare.

∎	The West Texas Intermediate oil price forecast has decreased from budget by US$6 to $49 per barrel. Fiscal year-to-date (August 17), prices have averaged US$47.90. The light-heavy differential forecast has declined by US$3.80 to $12.20. The natural gas Alberta Reference Price forecast has decreased 30 cents, to Cdn$2.60 per gigajoule, and the exchange rate forecast has increased by 1 cent, to 77 US¢/Cdn$.

∎	Personal income tax revenue is forecast at $10.9 billion, a reduction of $312 million from budget, due to

2016 preliminary assessments being lower than expected in Budget 2017. The impact of the lower forecast base is partly offset by increased household income growth from improved 2017 employment, and a positive $41 million prior-years’ adjustment (the 2017 portion of 2016-17 revenue was slightly under-reported).

∎	Corporate income tax revenue is forecast at $3.9 billion, a decrease of $53 million from Budget 2017, due mainly to lower oil prices and higher-than-expected refunds in the first three months of the 2017-18 fiscal year.

∎	Other tax revenue is forecast at $6.6 billion, a $107 million decrease from budget, due primarily to lower tobacco consumption and lower growth in insurance premiums.

∎	Investment income is forecast at $2.4 billion, $240 million higher than the Budget 2017 estimate, due mainly to realization of gains embedded in assets from recent strong equity markets, and higher Alberta Capital Finance Authority (ACFA) net income due mainly to lower payments on loan swaps (a similar impact on debt swaps increases debt servicing costs).

∎	Total revenue from other sources is forecast at $17.3 billion, $39 million lower than budget. Increases comprise $21 million in Alberta Treasury Branches (ATB) income, $32 million in agriculture insurance premiums (higher participation), $28 million in other premiums, fees and licences (mainly ATB payment in lieu of taxes and deposit guarantee fees), $25 million in Alberta Health Services recoveries and rental revenue and a net $7 million in other revenue (primarily federal transfers). These are more than offset by decreases of $120 million from now being required to consolidate the Balancing Pool 2017-18 projected net loss in government reporting, and $32 million in Alberta Petroleum Marketing Commission net income, due to a later start-up of the North West Redwater Partnership upgrader.

Total Expense is forecast to be $54.7 billion, $357 million lower than estimated in Budget 2017.

∎	Operating expense is forecast at $46.6 billion, $298 million lower than Budget 2017, due primarily to increasing expected in-year savings from $200 million to $400 million, and to a $100 million reduction in forecast Climate Leadership Plan household rebates, mainly from reporting a portion of 2017-18 rebates in 2016-17 expense. The first set of rebate cheques issued in January 2017 were mostly for the January to June 2017 period, and the budget assumed amounts provided in advance for April to June could be reported in the expense of the related fiscal year. However, since the cash had been provided, accounting standards required reporting the full amount in 2016-17 expense.

∎	Disaster assistance is forecast to be $22 million lower, from re-profiling 2013 flood support under the floodway relocation program. The unallocated $200 million budgeted for disasters remains in expense.

∎	Capital grants of $3.3 billion are $42 million lower, due mainly to re- profiling grants for continuing care beds. Several transfers from capital grants to capital investment are offset by a transfer from investment to grants for housing projects.

∎	General debt servicing costs have increased by a net $20 million from budget, due to $28 million in higher ACFA costs (as noted earlier, there is a related increase to investment income), partly offset by lower Fiscal Plan costs due primarily to lower expected borrowing. Capital Plan debt servicing costs are $15 million lower due to lower borrowing.

2017–18 First Quarter Fiscal Update and Economic Statement

Assets and Liabilities

Financial Assets of $63.2 billion are forecast for March 31, 2018, a decrease of $3.1 billion from 2017.

∎	Heritage Fund, endowment and other fund assets are increasing by $0.3 billion, from inflation-proofing and net income retention.

∎	The Contingency Account balance is decreasing $2.3 billion, as assets are withdrawn to fund 2017-18 cash requirements. An additional $2.4 billion from final 2016-17 year-end results, deposited after March 31, is also being withdrawn. The Account has been drawn down to fund annual deficits, after a variety of cash adjustments are applied, including differences between reported accrued revenue and expense and actual cash receipts and outlays, net income retention by various funds, entities and business enterprises, and cash borrowing. More details are provided on page 10.
∎	Assets of the Agriculture Financial Services Corporation (AFSC) and Alberta Capital Finance Authority (ACFA) are increasing $0.6 billion due to retention of their net income.

∎	The Capital Plan financing account is decreasing $1.4 billion as assets are withdrawn to fund capital spending.

∎	Other financial assets are decreasing by $0.4 billion.

Liabilities are forecast at $85.3 billion on March 31, 2018, a $10.1 billion net increase from March 31, 2017.

∎	Liabilities for capital projects are $5.1 billion higher, due to direct borrowing of $5 billion, alternative financing of $0.1 billion, less principal repayments on completed private-public partnership projects (P3s) of $59 million.

∎	Direct borrowing for the Fiscal Plan is increasing $4.9 billion from March 31, 2017.
∎	AFSC and ACFA liabilities are increasing $0.2 billion, more than offset by increased assets.

∎	Other liabilities are up $0.2 billion.

∎	The government obligations for pension plan liabilities are decreasing by $0.2 billion.

Capital and other non-financial assets are forecast at a net $49.3 billion on March 31, 2018, a $2.7 billion net increase from March 31, 2017. This reflects: the addition of $5.4 billion in capital assets less $2.4 billion in amortization and disposals; addition of $0.9 billion in inventory assets (e.g. vaccines, highway maintenance gravel) less $0.9 billion in consumption of inventory; and a $0.3 billion increase in deferred capital contributions.

Net Assets of $27.2 billion are forecast for March 31, 2018, a $10.5 billion decrease from March 31, 2017, reflecting the deficit for 2017-18.

BALANCE SHEET SUMMARY

(millions of dollars)

	At March 31			Change
	2017	2018		from
	Actual	Budget [a]	Forecast	2016
Financial Assets
Heritage Fund, endowment and other funds	19,836	20,177	20,172	336
Contingency Account	2,299	-	-	(2,29)
Self-supporting lending organizations	20,904	21,444	21,521	617
Capital Plan financing account	1,394	545	-	(1,39)
Other financial assets (including SUCH sector)	21,854	21,752	21,503	(351)
Total Financial Assets	66,287	63,918	63,196	(3,091)
Liabilities
Liabilities for capital projects	23,769	29,780	28,867	5,098
Debt for pre-1992 Teachers’ Pension Plan	944	944	944	-
Direct borrowing for the Fiscal Plan	8,585	15,080	13,446	4,861
Self-supporting lending organizations	18,385	18,570	18,612	227
Other liabilities (including SUCH sector)	13,482	12,382	13,636	154
Pension liabilities	10,023	9,786	9,786	(237)
Total Liabilities	75,188	86,542	85,291	10,103
Net Financial Assets / (Debt)	(8,901)	(22,624)	(22,095)	(13,194)

Capital / other non-financial assets	49,408	52,716	52,360	2,952
Spent deferred capital contributions	(2,786)	(2,868)	(3,082)	(296)
Net Assets	37,721	27,224	27,183	(10,538)
Change in Net Assets (before adjustments)	(10,784)	(10,497)	(10,538)

[a]	Budget numbers have been restated to reflect 2016-17 actual results.

2017–18 First Quarter Fiscal Update and Economic Statement

REVENUE (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Income Taxes
Personal income tax	10,763	11,177	10,865	(312)
Corporate income tax	3,769	3,918	3,865	(53)
	14,532	15,095	14,730	(365)
Other Taxes
Education property tax	2,412	2,446	2,446	-
Fuel tax	1,343	1,360	1,358	(2)
Tobacco tax	953	1,026	957	(69)
Insurance taxes	555	628	596	(32)
Carbon levy	250	1,038	1,052	14
Freehold mineral rights tax	57	90	70	(20)
Tourism levy	78	79	81	2
	5,649	6,667	6,560	(107)
Non-Renewable Resource Revenue
Bitumen royalty	1,483	2,546	1,983	(563)
Crude oil royalty	716	476	468	(8)
Natural gas and by–products royalty	520	455	513	58
Bonuses and sales of Crown leases	203	148	271	123
Rentals and fees / coal royalty	174	129	142	13
	3,097	3,754	3,377	(377)
Transfers from Government of Canada
Canada Health Transfer	4,201	4,360	4,360	-
Canada Social Transfer	1,558	1,614	1,614	-
Direct transfers to SUCH sector / Alberta Innovates Corp.	528	479	479	-
Agriculture support programs	386	293	297	4
Infrastructure support	337	741	743	2
Labour market agreements	198	178	178	-
Other (2016-17 includes $495 million for Wood Buffalo wildfire)	772	323	325	2
	7,979	7,988	7,996	8
Investment Income
Alberta Heritage Savings Trust Fund	2,467	1,290	1,456	166
Endowment funds	526	251	300	49
Alberta Capital Finance Authority	185	178	203	25
Agriculture Financial Services Corporation	130	142	142	-
Other (includes SUCH sector / Contingency Account)	390	332	332	-
	3,701	2,193	2,433	240
Net Income from Government Business Enterprises
AGLC – Gaming / lottery	1,430	1,445	1,445	-
AGLC – Liquor	855	876	876	-
Alberta Treasury Branches	151	93	114	21
The Balancing Pool	(1,952)	-	(120)	(120)
Other – CUDGCo / APMC	59	92	60	(32)
	543	2,506	2,375	(131)
Premiums, Fees and Licences
Post–secondary institution tuition fees	1,169	1,223	1,223	-
Health / school board fees and charges	704	655	655	-
Motor vehicle licences	502	505	505	-
Crop, hail and livestock insurance premiums	370	333	365	32
Energy industry levies	300	310	310	-
Other (includes land titles, land and grazing, health benefits premiums)	656	657	685	28
	3,701	3,683	3,743	60

	1,063	1,040	1,065	25
Other	708	627	627	-
SUCH sector sales, rentals and services	291	318	318	-
SUCH sector fundraising, donations and gifts	214	225	225	-
AIMCo investment management charges	282	197	198	1
Fines and penalties	160	196	200	4
Refunds of expense	484	533	527	(6)
Climate change and emissions management	3,202	3,136	3,160	24
Total Revenue	42,404	45,022	44,374	(648)

2017–18 First Quarter Fiscal Update and Economic Statement

OPERATING EXPENSE BY MINISTRY (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Advanced Education	5,380	5,510	5,510	-
Agriculture and Forestry	1,082	1,040	1,042	2
Children’s Services	1,288	1,370	1,370	-
Community and Social Services	3,248	3,313	3,313	-
Culture and Tourism	290	285	287	2
Economic Development and Trade	266	341	341	-
Education	7,794	7,853	7,853	-
Energy	448	480	477	(3)
Environment and Parks	409	448	447	(1)
Executive Council	26	27	27	-
Health	19,299	20,026	20,029	3
Indigenous Relations	176	180	177	(3)
Infrastructure	487	496	496	-
Justice and Solicitor General	1,396	1,401	1,402	1
Labour	192	202	202	-
Municipal Affairs	240	269	267	(2)
Seniors and Housing	586	594	595	1
Service Alberta	256	260	264	4
Status of Women	7	7	7	-
Transportation	464	456	457	1
Treasury Board and Finance	1,320	1,525	1,523	(2)
Legislative Assembly	118	126	126	-
In-year savings	-	(200)	(400)	(200)
Total Operating Expense - excluding Climate Leadership Plan	44,772	46,010	45,812	(198)
Climate Leadership Plan:
Energy	1,119	35	35	-
Environment and Parks	94	405	369	(36)
Indigenous Relations	5	1	37	36
Treasury Board and Finance	154	417	317	(100)
Other (Agriculture and Forestry / other)	7	10	10	-
Total Climate Leadership Plan Operating Expense	1,379	868	768	(100)
Total Operating Expense	46,151	46,878	46,580	(298)

DISASTER / EMERGENCY ASSISTANCE EXPENSE (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Agriculture and Forestry - wildfires	243	-	-	-
Agriculture and Forestry - agriculture indemnities	214	-	-	-
Municipal Affairs - Wood Buffalo wildfire / other	711	2	2	-
2013 Alberta flood assistance (Environ. & Parks / Indigen. Rel. / Infrastructure / other)	23	33	11	(22)
Unallocated	-	200	200	-
Total Disaster / Emergency Assistance	1,191	235	213	(22)

INVENTORY CONSUMPTION EXPENSE (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Health	849	851	851	-
Infrastructure	3	13	13	-
Service Alberta	12	10	10	-
Transportation	44	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	1	2	2	-
Total Inventory Consumption Expense	908	926	926	-

2017–18 First Quarter Fiscal Update and Economic Statement

CAPITAL AMORTIZATION EXPENSE (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Advanced Education	507	523	523	-
Agriculture and Forestry	25	29	29	-
Children’s Services	3	2	2	-
Community and Social Services	5	12	12	-
Culture and Tourism	3	3	3	-
Economic Development and Trade	5	5	5	-
Education	339	372	372	-
Energy	22	22	22	-
Environment and Parks	43	44	44	-
Health	569	566	566	-
Infrastructure	105	128	128	-
Justice and Solicitor General	12	15	15	-
Labour	1	1	1	-
Municipal Affairs	2	3	3	-
Seniors and Housing	37	41	41	-
Service Alberta	64	85	85	-
Transportation	516	568	568	-
Treasury Board and Finance	23	25	24	(1)
Legislative Assembly	1	4	4	-
Total Amortization Expense	2,283	2,448	2,447	(1)
DEBT SERVICING COSTS (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget
General
Advanced Education – post-secondary institutions	39	41	41	-
Agriculture and Forestry – Agriculture Financial Services Corporation	69	71	71	-
Education – school boards	14	9	9	-
Health – Alberta Health Services	16	15	15	-
Seniors and Housing – Alberta Social Housing Corporation	6	5	5	-
Treasury Board and Finance – Alberta Capital Finance Authority / other	293	478	498	20
Total general debt servicing costs	438	619	639	20
Capital Plan
Education – Alberta Schools Alternative Procurement P3s	30	29	29	-
Transportation – ring road P3s	83	94	94	-
Treasury Board and Finance – direct borrowing	467	656	641	(15)
Total Capital Plan debt servicing costs	580	779	764	(15)
Total Debt Servicing Costs	1,018	1,398	1,403	5

INVENTORY ACQUISITION (millions of dollars)	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget

Health	840	851	851	-
Infrastructure	3	3	3	-
Service Alberta	12	10	10	-
Transportation	41	50	50	-
Other (Agriculture and Forestry / Culture and Tourism)	5	2	2	-
Total Inventory Acquisition	900	916	916	-

2017–18 First Quarter Fiscal Update and Economic Statement

CONTINGENCY

ACCOUNT

(millions of dollars)

	Fiscal Year			Change
	2016-17	2017-18		from
	Actual	Budget	Forecast	Budget
Balance at Start of Year	3,625	2,299	2,299	-
Surplus / (Deficit)	(10,784)	(10,497)	(10,538)	(41)
Cash Adjustments (negative = cash requirement; positive = cash source)
SUCH / Alberta Innovates own–source revenue / expense	524	269	224	(45)
Pension provisions (non–cash expense)	(543)	(237)	(237)	-
Net deferred capital contribution adjustment (excluding SUCH)	104	37	256	219
Retained income of funds, agencies and accounts:
Alberta Heritage Savings Trust Fund inflation-proofing	(182)	(292)	(246)	46
Alberta Treasury Branches	(151)	(93)	(114)	(21)
Agriculture Financial Services Corporation	(256)	(355)	(391)	(36)
Endowment funds	(347)	(66)	(107)	(41)
Alberta Social Housing Corporation	4	78	53	(25)
Alberta Capital Finance Authority	(56)	(47)	(44)	3
Climate Change and Emiss. Mgmt. Fund / Carbon Levy acct. / Energy Effic. Ab.	1,013	24	(95)	(119)
Balancing Pool	1,952	-	120	120
Other	(31)	(157)	(148)	9
Energy royalties (difference between accrued revenue and cash)	(397)	100	357	257
Student loans	(432)	(362)	(375)	(13)
Other cash adjustments	290	(80)	(782)	(702)
2013 Alberta flood assistance revenue / expense	(182)	(114)	(191)	(77)
2016 Wood Buffalo wildfire revenue / expense	240	(90)	(250)	(160)
Inventory acquisition	(122)	(131)	(131)	-
Inventory consumption (non-cash expense)	127	140	140	-
Capital Plan (excluding SUCH sector) cash sources / (requirements):
Capital investment	(3,714)	(4,786)	(4,549)	237
Amortization / book value of disposals (non-cash expense)	903	1,015	1,014	(1)
Withdrawal from / (deposit to) Capital Plan financing account	498	849	1,394	545
Direct borrowing for the Capital Plan	4,686	5,954	5,038	(916)
Alternative financing (P3s – public-private partnerships)	83	108	109	1
Current principal repayments (P3s)	(51)	(61)	(59)	2
Surplus / (Deficit) plus net cash adjustments	(6,824)	(8,794)	(9,552)	(758)
Cash from prior-year final results	(695)	-	2,392	2,392
Cash to be transferred next year	(2,392)	-	-	-
Direct borrowing for the Fiscal Plan	8,585	6,495	4,861	(1,634)
Balance at End of Year	2,299	-	-	-

2017–18 FINANCING REQUIREMENTS a

(millions of dollars)

	First 3 months of 2017-18			Fiscal Year			Change
				2016-17	2017-18		from
	Estimate	Actual	Change	Actual	Budget	Forecast	Budget
Financing Requirements / Completed to Date
Direct borrowing for capital purposes	1,489	1,000	(489)	4,686	5,954	5,038	(916)
Direct borrowing for the Fiscal Plan	1,591	1,550	(41)	8,585	6,362	4,861	(1,501)
Term debt borrowing for provincial corporations[b] :
Agriculture Financial Services Corporation Alberta	79	-	(79)	196	315	315	-
			(164)	2,584	3,050
Capital Finance Authority	763	599				3,050	-
			(120)	329	481
Alberta Petroleum Marketing Commission	120	-	98	232	-	481	-
The Balancing Pool	-	98	(625)	699		391	391
Alberta Treasury Branches	625	-			2,500	2,000	(500)
Total Financing Requirements / Completed to Date	4,667	3,247	(1,420)	17,311	18,662	16,136	(2,526)

a	Since June 30 2017, additional debt has been issued for Fiscal Plan purposes (Cdn$1,700 million), the Capital Plan (Cdn$1,262 million) and Alberta Capital Finance Authority (Cdn$342 million).

b	Gross borrowing requirements for provincial corporations. Include amounts of maturing debt being re-financed.

2017–18 First Quarter Fiscal Update and Economic Statement

Capital Plan Highlights

2017-18 Capital Plan spending is forecast to be $8.8 billion, a decrease of $398 million from Budget 2017.

The decrease is primarily due to re- profiling of school, health facility, continuing care, housing and other projects to future years and savings on projects, partly offset by increases related to federal infrastructure programs and projects carried over from 2016-17.

Factors impacting project progress include rate of meeting federal eligibility criteria, project delays, scope and land conditions and timing related to planning and permitting.

Direct borrowing of $5 billion is forecast, a decrease of $916 million from budget, due mainly to additional borrowing in 2016-17 reflected in the higher capital plan financing account balance, and the lower spending forecast for 2017-18.

Cash received for capital purposes has increased $215 million, due to higher federal transfers, and to including some federal transfers to post-secondary institutions and the Alberta Social Housing Corporation (ASHC), instead of reporting these as SUCH sector self-financed or from agency retained income. Lower ASHC spending has also reduced contributions from agency retained income.

CAPITAL PLAN SUMMARY

(millions of dollars)

	Fiscal Year			Change
	2016-17	2017-18		from
By Ministry	Actual	Budget	Forecast	Budget

Advanced Education	731	1,051	1,056	5
Agriculture and Forestry	51	54	53	(1)
Children’s Services	1	2	2	-
Community and Social Services	4	4	4	-
Culture and Tourism	47	65	65	-
Economic Development and Trade	11	11	11	-
Education	1,390	1,389	1,131	(258)
Energy	47	229	234	5
Environment and Parks	44	135	141	6
Health	667	1,132	1,046	(86)
Indigenous Relations	8	8	8	-
Infrastructure	199	282	220	(62)
Justice and Solicitor General	3	4	5	1
Labour	2	1	3	2
Municipal Affairs	1,483	1,457	1,457	-
Seniors and Housing	328	306	281	(25)
Service Alberta	94	136	144	8
Transportation	1,267	2,586	2,604	18
Treasury Board and Finance	15	18	18	-
Legislative Assembly	1	2	2	-
2013 Alberta flood assistance – various	179	90	78	(12)
Climate Leadership Plan:
Economic Development and Trade	-	10	10	-
Environment and Parks	-	168	168	-
Health	2	16	16	-
Transportation	1	17	17	-
Other (Agric. and Forestry / Infra. / Muni. Affairs / Treasury Bd. And Finance)	4	3	3	-
Total Capital Plan	6,578	9,175	8,777	(398)

Capital Plan Financing
Cash received / assets donated for capital purposes	535	842	1,057	215
Retained income of funds and agencies	56	189	66	(123)
SUCH sector self-financed	703	1,019	899	(120)
Climate Leadership Plan	7	214	214	-
Book value of capital asset disposals	10	-	-	-
Alternative financing (P3s)	83	108	109	1
Direct borrowing	4,686	5,954	5,038	(916)
Capital Plan financing account withdrawal / (deposit)	498	849	1,394	545
Total Capital Plan Financing	6,578	9,175	8,777	(398)

2017–18 First Quarter Fiscal Update and Economic Statement

ECONOMIC OUTLOOK

Economic growth exceeds expectations

The Alberta economy exceeded expectations in the first half of 2017. Nearly every sector of the economy is rebounding, which has revived exports and manufacturing shipments and boosted employment by almost 17,000 so far this year. The Alberta Activity Index (AAX)[1], a composite indicator of economic activity in the province, is up 4.9% year-to-date (Figure 1). Reflecting first half strength, real GDP is now expected to grow 3.1% in 2017, up from the 2.6% forecast in Budget 2017. The forecast for 2018 is mostly unchanged at 2.3%, as the pace of growth is expected to moderate heading into next year.

Despite the improved outlook, the lingering effects of the two-year downturn continue to dampen corporate profits, household incomes and Government of Alberta revenues. The contraction in 2016 was deeper than expected with nominal GDP, a broad measure of income, falling an estimated 6.0%. Even with a strong rebound in 2017, corporate profits are expected to be well below 2014 levels.

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1  More information about the Alberta Activity Index can be found at http://www.finance.alberta.ca/ aboutalberta/archive-alberta-activity-index.html

Moreover, an improving labour market has yet to translate into higher average weekly earnings.

Energy prices lower

Oil prices have not met Budget expectations. Elevated global inventories and higher-than-expected oil production in the US, Libya and Nigeria have kept a ceiling on oil prices despite a renewed commitment from OPEC and 11 other countries to extend production cuts into the first quarter of 2018. This has led to a revision in the 2017-18 forecast for WTI to US$49/bbl, down US$6/bbl from the Budget forecast. Alberta’s heavy oil exporters have benefited the most from the OPEC cuts, which have focused on heavier crude types. This, combined with supply outages in the oil sands, has boosted the price of the Alberta heavy oil benchmark (WCS) relative to WTI. However, pipeline capacity is expected to become limited towards the end of 2017 as rising oil sands production causes the differential to widen. Reflecting these developments, the forecast for the WTI-WCS differential in 2017-18 has been revised down $3.80/bbl from Budget to $12.20/bbl.

Lower prices weigh on profits

The increase in economic activity in the province will help corporate profits rebound in 2017 after a dramatic decline in 2015 and 2016. However, the rebound is more muted than expected at Budget due to the weaker outlook for oil prices. Also impacting profits and export revenues is the recent appreciation of the Canadian dollar, mainly due to the recent interest rate increase by the Bank of Canada and broad-based weakness in the US dollar. The Canadian dollar is now expected to average 77 US ¢/Cdn$ in 2017-18, up a full cent from Budget.

Oil and gas sector fuels recovery Drilling activity has been strong so far in 2017. Both the rig count and the number of metres drilled have doubled from last year’s levels. As a result, conventional oil and gas investment is projected to rise 40% in 2017. This is partly offset by a larger-than-expected contraction in non-conventional investment, which is now forecast to decline by nearly 14%. With many large oil sands projects moving from construction to production, oil production is expected to grow by over 300,000 barrels per day (bpd) in 2017-18.

Commercial construction lagging

Non-residential investment outside of the oil and gas sector has continued to decrease. Many construction projects underway prior to the oil price drop continue to wind down, pushing commercial investment to the lowest level in over six years. Higher institutional and governmental building is partially offsetting the private sector declines. Weakness is likely to persist into 2018 as the value of non-residential building permits has drifted lower in 2017.

2017–18 First Quarter Fiscal Update and Economic Statement

ECONOMIC OUTLOOK

Business output rebounds

Exports and manufacturing sales have surged since bottoming out in late 2016. Both have recovered over half of the value lost during the downturn (Figure 2). Stronger oil prices helped to springboard the recovery by boosting the value of energy exports and petroleum and petrochemical manufacturing. Petrochemicals production further benefited from expanded capacity. Strong sales in food and wood products manufacturing helped to sustain the recovery in the first half of 2017. Real exports are expected to grow by 5.8% in 2017 and 4.2% in 2018.

Labour market improves

As with the improvement in business activity, the recovery in employment has been stronger than expected at Budget. Since hitting bottom in July 2016, the Alberta economy has added 34,500 jobs; half were added in 2017. At the same time, there has been a shift from part-time to full-time employment, another indication that underlying labour market conditions are improving. Employment is forecast to grow by 1.3% in 2017 and 1.6% in 2018 (Figure 3), up from the Budget forecast of 0.9% and 1.4%, respectively. The unemployment rate has fallen 1.2 percentage points since reaching a 20-year high in November 2016, aided by stronger employment growth. Reflecting the improvement,

the unemployment rate forecast has been lowered to 7.8% in 2017 and 7.3% in 2018.

Slower earnings recovery

A recovering labour market has not yet translated into a significant improvement in average weekly earnings (AWE), which have essentially remained at 2016 levels. The loss of high paying jobs during the recession, as well as reduced weekly hours worked, are a continuing source of weakness. Because of the trend to date, the forecast for AWE growth in 2017 has been revised 0.4 percentage points lower to 1.0%. The 2018 forecast is unchanged from Budget 2017 at 2.0%.

Housing market strengthens

Residential investment has improved in the province, despite inventories of new and unsold homes remaining high. Single-unit housing starts have picked up and multi-unit construction has stabilized. In addition, rebuilding in Fort McMurray has proceeded faster than expected at Budget. Consequently, the forecast for housing starts has been increased from 24,500 to 27,100 for 2017. The forecast for housing starts in 2018 is now 28,500.

Risks to the Outlook

∎	If OPEC production cuts are not sustained or US production continues to rise, oil prices could remain weaker for longer.
∎	Ongoing appreciation of the Canadian dollar could be a drag on exports and revenue.
∎	Canadian and Alberta households remain exposed to rising interest rates. Rising debt-servicing costs could have a negative impact on consumption and overall growth.

2017–18 First Quarter Fiscal Update and Economic Statement

Key Energy and Economic Assumptions
Fiscal Year Assumptions	2016–17 Actual	2017-18 3 Month Actual	2017–18 Fiscal Year
			Budget	1st Quarter
Prices
Crude Oil Price
WTI (US$/bbl)	47.93	48.29	55.00	49.00
Light-Heavy Differential (US$/bbl)	13.93	11.13	16.00	12.20
WCS @ Hardisty (Cdn$/bbl)	44.67	49.99	51.30	47.70
Natural Gas Price
Alberta Reference Price (Cdn$/GJ)	2.01	2.40	2.90	2.60
Production
Conventional Crude Oil (000s barrels/day)	431	n/a	416	423
Raw Bitumen (000s barrels/day)	2,546	n/a	2,906	2,883
Natural Gas (billions of cubic feet)	4,183	n/a	4,094	4,095
Interest rates
3-month Canada Treasury Bills (per cent)	0.51	0.56	0.54	0.87
10-year Canada Bonds (per cent)	1.39	1.50	2.00	1.90
Exchange Rate (US¢/Cdn$)	76.2	74.4	76.0	77.0

	2016 Calendar Year		2017 Calendar Year		2018 Calendar Year
Calendar Year Assumptions	Budget	1st Quarter	Budget	1st Quarter	Budget	1st Quarter
Gross Domestic Product
Nominal (millions of dollars)	309,105[a]	306,731[a]	325,342	323,298	343,004	336,692
per cent change	-5.3[a]	-6.0[a]	5.3	5.4	5.4	4.1
Real (millions of 2007 dollars)	301,907[a]	299,767[a]	309,645	309,048	316,460	316,290
per cent change	-2.8[a]	-3.5[a]	2.6	3.1	2.2	2.3
Other Indicators
Employment (thousands)	2,264	2,264	2,285	2,293	2,316	2,329
per cent change	-1.6	-1.6	0.9	1.3	1.4	1.6
Unemployment Rate (per cent)	8.1	8.1	8.0	7.8	7.6	7.3
Average Weekly Earnings (per cent change)	-2.4	-2.4	1.4	1.0	2.0	2.0
Primary Household Income (per cent change)	-3.5[a]	-4.5[a]	1.8	2.7	3.5	3.8
Net Corporate Operating Surplus (per cent change)	-35.1[a]	-35.1[a]	66.4	61.0	35.9	14.2
Housing Starts (number of units)	24,500	24,500	24,500	27,100	25,700	28,500
Alberta Consumer Price Index (per cent change)	1.1	1.1	1.9	1.6	2.0	1.9
Population (July 1st, thousands)	4,253	4,253	4,306	4,306	4,367	4,367
per cent change	1.8	1.8	1.3	1.3	1.4	1.4

[a]	Alberta Treasury Board and Finance estimate.

2017–18 First Quarter Fiscal Update and Economic Statement

REPORTING METHODOLOGY AND LEGISLATIVE COMPLIANCE

Method of Consolidation

The 2017-18 First Quarter Fiscal Update and Economic Statement reports on the same scope, using the same method of consolidation, as presented in Budget 2017. This is also the same scope and consolidation approach used in the Consolidated Financial Statements in the Government of Alberta Annual Report.

The results of all government departments, funds and agencies, except those designated as government business enterprises, are consolidated on a line-by-line basis. Revenue and expense transactions between consolidated entities have been eliminated.

The accounts of provincial agencies designated as government business enterprises are included on the modified equity basis, computed in accordance with International Financial Reporting Standards applicable to those entities.

Basis of Financial Reporting

The consolidated fiscal summary reports revenue (including gains from disposal of tangible capital assets), expense (including amortization, inventory consumption, loss on disposal and write-down of tangible capital assets), and surplus / (deficit).

Revenue and expense are recorded using the accrual basis of accounting. Cash received for goods or services which have not been provided by period end is recorded as unearned revenue.

Transfers received for capital purposes, and donated capital assets, are recorded as “deferred capital contributions” when the cash or asset is received, and recognized in revenue over the related asset’s useful life (in effect matching the asset’s amortization expense).

Expense includes the province’s cash payments towards the unfunded pension liabilities, and the non-cash change in unfunded pension liabilities.

Debt servicing costs include interest payable, and amortization of issue costs and discounts / premiums on debt issues.

Compliance with Legislation

The Fiscal Planning and Transparency Act (FPTA) requires a public report on the accuracy of the Fiscal Plan on or before August 31. The FPTA gives the President of Treasury Board and Minister of Finance discretion over the form of the report.

The 2017-18 First Quarter Fiscal Update and Economic Statement includes comparisons between the Budget 2017 estimates and first quarter forecasts for revenue and expense (including details and categories of each); the surplus / (deficit); the Contingency Account balance and cash adjustments; a summary balance sheet; the Capital Plan; and financing (borrowing) requirements. An updated Alberta economic outlook, with associated assumptions, is also provided.

Under the FPTA, operating expense increases, excluding those for dedicated revenue-operating expense, collective bargaining or other remuneration settlements, First Nations settlements, or increases funded by reserves of school boards, post-secondary institutions or Alberta Health Services, are limited to 1% of budgeted operating expense.

The forecast provided in this report is in compliance with the requirements of the FPTA.